Aames 2002-1
Mortgage Pass-Through Certificates
Series 2002-1
Credit Enhancement Report for May 28, 2002 Distribution
Credit Enhancement Report
ACCOUNTS	TOTAL
SPACE INTENTIONALLY LEFT BLANK

INSURANCE	TOTAL
SPACE INTENTIONALLY LEFT BLANK

STRUCTURAL FEATURES	TOTAL

Overcollateralization Amount	1,212,573.10
Overcollateralization Requirement	5,512,500.91
Excess Interest	499,261.47

Page 9 of 23	© COPYRIGHT 2002 Deutsche Bank